UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 8, 2008

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Fiscal 2007 Cash Bonuses

On February 8, 2008, the Compensation Committee of the Board of Directors ("Compensation Committee") determined fiscal 2007 cash incentive bonuses for the following executive officers of the Company ("named executive officers") for their performance during fiscal 2007: William A. Rainville, Chairman and Chief Executive Officer, $1,525,000; Thomas M. O'Brien, Executive Vice President and Chief Financial Officer, $340,000; Edward J. Sindoni, Executive Vice President and Chief Operating Officer, $340,000; Jonathan W. Painter, Executive Vice President, $220,000; and Eric T. Langevin, Senior Vice President, $230,000.

In reaching its determinations, the Compensation Committee used objective criteria that reflected the achievement of the performance metrics based on financial measures relating to return on shareholders' investment and growth in adjusted earnings per share of the Company's continuing operations for the 2007 fiscal year, as determined under the Company's cash incentive plan approved by shareholders in 2007, and subjective criteria relating to the performance of individual named executive officers.

Restricted Stock Unit Awards

On February 8, 2008, the Compensation Committee also determined the level of achievement of the performance goals that had been established for the performance-based restricted stock unit awards ("RSUs") awarded to named executive officers on May 24, 2007. The RSUs provided for an adjustment of between 50% and 150% of the target RSU award based on whether actual EBITDA from continuing operations for the nine-month period ended December 29, 2007 (as defined in the RSU agreement) was between 80% and 125% of the EBITDA target. The Compensation Committee determined that the actual EBITDA from continuing operations for the measurement period equaled 114% of the EBITDA target, resulting in an adjustment to the target RSUs by 129% in each case.

As a result, the actual RSUs deliverable to each named executive officer upon vesting of the award was determined to be as follows:

Name	Actual Deliverable RSU's
William A. Rainville	64,500
Thomas M. O'Brien	15,480
Edward J. Sindoni	15,480
Jonathan W. Painter	12,900
Eric T. Langevin	12,900

In all other respects, the RSU awards were unchanged.

2

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: February 14, 2008   By   /s/ Thomas M. O'Brien
         Thomas M. O'Brien
         Executive Vice President and
          Chief Financial Officer